    As filed with the Securities and Exchange Commission on February 8, 2002

                          Registration No. 333-94477

--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                         POST-EFFECTIVE AMENDMENT NO. 1
                                       TO
                                    FORM SB-2
                                       TO
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                             ----------------------

                      DIVERSIFIED SECURITY SOLUTIONS, INC.
                        Formerly known as IntegCom Corp.

             (Exact name of registrant as specified in its charter)

                             ----------------------


          Delaware                                421600                            22-3690168
(State or Other Jurisdiction of        (Primary Standard Industrial             (I.R.S. Employee
Incorporation or Organization)          Classification Code Number)           Identification Number)

                            James E. Henry, President
                      Diversified Security Solutions, Inc.
                               280 Midland Avenue
                         Saddle Brook, New Jersey 07663
                                 (201) 794-6500
              (Address of principal executive office and agent and
                      telephone number including area code)

                             ----------------------

                 Please address a copy of all communications to:

       Arnold N. Bressler, Esq.                            Andrew Friedman, Esq.
         Diane Phillips, Esq.                               Andrew Sherman, Esq.
Milberg Weiss Bershad Hynes & Lerach LLP                 McDermott, Will & Emery
        One Pennsylvania Plaza                          600 Thirteenth Street, N.W.
          New York, NY 10119                               Washington, D.C. 20005
     Telephone No. (212) 594-5300                      Telephone No. (202) 756-8610
        Fax No. (212) 868-1229                            Fax No. (202) 756-8087

                             ----------------------

                         Calculation of Registration Fee

----------------------------------------------------------------------------------------------------------------------
     Title of Each Class of            Amount        Proposed Maximum        Proposed Maximum           Amount of
   Securities to be Registered         to be        Offering Price Per      Aggregate Offering     Registration Fee(1)
                                    Registered(2)       Security(1)              Price(1)
----------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value         1,725,000              7.00               $12,075,000               $3,018.75
----------------------------------------------------------------------------------------------------------------------
Underwriter's Warrants (3)             150,000               .001              $    150.00                   (4)
----------------------------------------------------------------------------------------------------------------------
Common Stock Underlying                150,000              9.10               $ 1,365,000               $  341.25
Underwriter's Warrants
----------------------------------------------------------------------------------------------------------------------
Total Registration Fee                                                                                   $3,360.00(5)
----------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act.

(2) Includes 225,000 shares which the underwriter has the option to purchase to cover over-allotments, if any.

(3) Represents warrants to be issued to the Underwriter. Pursuant to Rule 416, there is also being registered hereby such additional indeterminate number of shares of Common Stock as may become issuable by reason of the anti-dilution provisions set forth in the Underwriter's Warrants.

(4)  None pursuant to Section 457(g).

(5) On January 12, 2000, upon the initial filing of this registration statement, the registrant paid a fee of $5,799 and, therefore, a filing fee is not due.



                                Explanatory Note

         The purpose of this Post-Effective Amendment No. 1 is solely to file the Exhibits set forth in Item 27 of Part II. This Post-Effective Amendment
No. 1 shall become effective upon filing with the Commission in accordance with
Section 462(d) of the Securities Act of 1933, as amended.

                                        PART II

                        Information not required in Prospectus



Item 27. Exhibits

         The following exhibits are filed herewith as part of this Registration
Statement:


  Exhibit
   Number     Description of Document                                                                        Method of Filing

     1.1   -- Underwriting Agreement...........................................................................Filed herewith
     1.2   -- Selected Dealer Agreement.....................................................................................*
     1.5   -- Representative's Warrant to purchase Shares......................................................Filed herewith
     3.1   -- Certificate of Incorporation of Registrant....................................................................*
     3.2   -- By-laws of the Registrant.....................................................................................*
     3.3   -- Certificate of Amendment of the Certificate of Incorporation of Registrant,
              filed on July 5, 2001.........................................................................................*
     3.4   -- Certificate of Amendment of the Certificate of Incorporation of Registrant,
              filed on August 28, 2001......................................................................................*
     4.1   -- Specimen Common Stock Certificate of  Registrant..............................................................*
     5.1   -- Opinion of Milberg Weiss Bershad Hynes & Lerach LLP...........................................................*
    10.1   -- Employment Agreement between Registrant and James E. Henry....................................................*
    10.2   -- Employment Agreement between Registrant and Irvin F. Witcosky.................................................*
    10.3   -- Employment Agreement between Registrant and Louis Massad......................................................*
    10.4   -- 1999 Incentive Stock Option Plan and form of Stock Option Agreement...........................................*
    10.5   -- Amendment to Employment Agreement between Registrant and James E. Henry.......................................*
    10.6   -- Office Lease between HBE Acquisition Corp. (t/a Henry Bros. Electronics) and Midland Holding Co., Inc.
              (Saddle Brook, NJ)...............................................................................Filed herewith
  10.6.1   -- Amendment to Employment Agreement between Registrant and Irvin F. Witcosky....................................*
    10.7   -- Office Lease between HBE Acquisition Corp. (t/a Henry Bros. Electronics) and Eagle-DFW, Inc.
              (Grand Prairie, Texas)...........................................................................Filed herewith
  10.7.1   -- Amendment to Employment Agreement between Registrant and Louis Massad.........................................*
    10.8   -- Sales Agreement between Registrant and Mavix, Ltd.............................................................*
    10.9   -- Authorized Reseller Agreement between Registrant and Lenel
              Systems International, Inc....................................................................................*
    10.11  -- Form of OEM Agreement between Registrant and Sungjin C&C, Ltd.................................................*
    10.12  -- NYC Transit Agreement.........................................................................................*
    16.1   -- Change of Accountants' Letter.................................................................................*
    23.1   -- Consent of Independent Certified Public Accountants...........................................................*
    23.3   -- Consent of Milberg Weiss Bershad Hynes & Lerach LLP
              (included in its opinion to be filed as Exhibit 5.1)..........................................................*

---------


* Previously Filed

                                   SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements of filing on Form SB-2 and has authorized this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, in the Town of Saddle Brook, New Jersey on February 7, 2002.



                                            DIVERSIFIED SECURITY SOLUTIONS, INC.

                                                 By: /s/ JAMES E. HENRY
                                                     ---------------------------
                                                     James E. Henry
                                                       President

         In accordance with the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement was signed by the following persons in the capacities and on the dates stated.


                  SIGNATURE                             TITLE                              DATE
                  ---------                             -----                              ----

        /s/ JAMES E. HENRY                   President, Chief Executive             February 7, 2002
-------------------------------------           Officer and Director
           JAMES E. HENRY

        /s/ IRVIN F. WITCOSKY                 Executive Vice President,             February 7, 2002
-------------------------------------           Secretary and Director
          IRVIN F. WITCOSKY

        /s/ LOUIS MASSAD                     Vice President, Treasurer,             February 7, 2002
-------------------------------------    Chief Financial Officer and Director
            LOUIS MASSAD

        /s/ LEROY KIRCHNER                            Director                      February 7, 2002
---------------------------------
           LEROY KIRCHNER

        /s/ ROBERT S. BENOU                           Director                      February 7, 2002
-----------------------------------
           ROBERT S. BENOU

                                                      Director                      February  , 2002
---------------------------------
          JOSEPH P. RITORTO


                                        II-2



                       STATEMENT OF DIFFERENCES

In Exhibit 10.7, "strike-through" language will be enclosed in brackets